12028001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank 401(k) Employee Stock Ownership Plan

Date 6/29/2012

By [signature]
Cindy Olson
Vice President of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

Date 6/29/12

By [signature]
Janet Spitler
CFO of Merchants Bank,
sponsor of The Merchants Bank 401(k)
Employee Stock Ownership Plan

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 0-11595

The Merchants Bank 401(k)
Employee Stock Ownership Plan
(Full Title of the Plan)

Merchants Bankshares, Inc.
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

Total Number of Pages in File: 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

SEC
Mail Processing
Section

AUG 14 2012

Washington DC
403

Cynthia Olson
Vice President of Merchants Bank
275 Kennedy Drive
South Burlington, VT 05403

Re: Merchants Bankshares, Inc.
Type of Filing: Form 11-K
Receipt Date: July 2, 2012

Dear SEC Filer:

The Commission returned the above referenced filing because the filing was incomplete. You must submit the form with four complete copies of each report on this Form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

If you have any questions regarding processing of the form please contact Filer Support at (202) 551-8900 option #2.

Division of Corporation Finance
Office of Information Technology
Filer Support Branch

The Merchants Bank 401(k) Employee Stock Ownership Plan
December 31, 2011 and 2010

TABLE OF CONTENTS

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
The Merchants Bank 401(k) Employee Stock Ownership Plan
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2011 and 2010 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan at December 31, 2011 and 2010, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the 2011 basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2011 basic financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

McSoley McCoy & Co.
June 15, 2012
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2011 and 2010

	2011	2010
Assets:		
Investments:		
Corporate stock - Merchants Bancshares, plan sponsor	$ 10,069,686	$ 10,719,150
Equity mutual funds	25,967,383	22,682,276
Money market funds	1,678,916	2,205,035
Total investments	37,715,985	35,606,461
Notes receivable	672,630	645,375
Net assets available for plan benefits	$ 38,388,615	$ 36,251,836

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (548,851)	$ 3,783,898
Interest and dividend income	1,125,593	1,111,337
Total investment income	576,742	4,895,235
Contributions:		
Participant contributions	1,283,009	1,119,645
Rollover contributions	803,176	629,036
Employer contributions	620,936	553,626
Total contributions	2,707,121	2,302,307
Total additions, net	3,283,863	7,197,542
Deductions from net assets attributed to:		
Benefits paid to participants	(1,139,868)	(1,327,576)
Fees and commissions	(7,216)	(6,612)
Total deductions	(1,147,084)	(1,334,188)
Net increase for the year	2,136,779	5,863,354
Net assets available for plan benefits:		
Beginning of the year	36,251,836	30,388,482
End of the year	$ 38,388,615	$ 36,251,836

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. The trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed one month of service regardless of the hours of service. The entry dates are the first of each month.

(c) Contributions - Contributions to the Plan are made by both the Bank and employees. An employee may elect to contribute a percentage of his or her compensation not to exceed 75%. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2011 and 2010, the Bank matched employee contributions each pay period at 100% ($1.00 for each $1.00) up to 3.0% of compensation and 50% ($0.50 for each $1.00) up to the next 3% of compensation for a maximum of 4.5%. Contributions are subject to certain Internal Revenue Service limitations.

(d) Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Bank's contribution; and (b) investment earnings. The allocation of the Plan's earnings is based on participants' account balances. Participants direct contributions among a number of investment choices. Bank contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(e) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(f) Forfeitures - Forfeitures are used to reduce Plan administrative expenses or Bank contributions.

(g) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and or Merchants Bancshares, Inc. common stock, based on the participant's election at the time of distribution.

Description of Plan (continued)

(h) Notes Receivable - Participants may borrow against their accounts. Loans shall not be less than $1,000 nor greater than the lesser of (1) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made, or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(i) Administrative Expenses - Certain recordkeeping expenses are paid by the Plan. In general, all other administrative expenses are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments are valued at quoted market prices in an active market as of the close of business on the last day of the year.

Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

(e) Payment of Benefits - Benefit payments are recorded when paid.

(f) Subsequent Events - In accordance with ASC 855, the plan evaluated subsequent events through June 15, 2012, the date the Plan's financial statements were available to be used and no events or transactions occurred.

(3) Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Merchants Bancshares (344,850 shares in 2011 and 388,939 shares in 2010)	$ 10,069,686	$ 10,719,150
PIMCO Total Return Fund (506,307 shares in 2011 and 401,819 shares in 2010)	$ 5,503,559	$ 4,359,732
Loomis Sayles Bond Fund (180,246 shares in 2011 and 144,452 shares in 2010)	$ 2,510,836	$ 2,061,326
Schwab Money Market Fund (1,678,916 units in 2011 and 2,205,035 units in 2010)	$ 1,678,916	$ 2,205,035

(4) Fair Value Measurements

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds, money market fund and stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:	
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2011			
Mutual funds			
Bond	$ 11,054,614	$ 11,054,614	$ -
Foreign	3,551,008	3,551,008	-
Large growth	9,167,246	9,167,246	-
Mid cap blend	1,548,183	1,548,183	-
Other	646,332	646,332	-
Stock	10,069,686	10,069,686	-
Money Market	1,678,916	1,678,916	-
Total	$ 37,715,985	$ 37,715,985	$ -

Fair Value Measurements (continued)

		Fair Value Measurements Using:	
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
December 31, 2010			
Mutual funds			
Bond	$ 8,791,259	$ 8,791,259	$ -
Foreign	3,770,076	3,770,076	-
Large growth	8,087,363	8,087,363	-
Mid cap blend	1,366,685	1,366,685	-
Other	666,893	666,893	-
Stock	10,719,150	10,719,150	-
Money Market	2,205,035	2,205,035	-
Total	$ 35,606,461	$ 35,606,461	$ -

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the years ended December 31, 2011 and 2010 are reported in net appreciation (depreciation) in fair value of investments.

(5) Income Tax Status

The Plan obtained its latest determination letter dated March 21, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has applied for a new determination letter in early 2011 and is currently waiting for the determination. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of American require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6) Related Party Transactions

At December 31, 2011 and 2010, participant directed investments included $10,069,686 and $10,719,150, respectively, of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent. These amounts represent 26% and 30% of the net assets available for plan benefits at December 31, 2011 and 2010, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

(8) Withdrawing Participants

All participants who have withdrawn from the Plan and requested their benefits have been paid as of December 31, 2011.

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-41051) and Form S-8 (Nos. 333-34869, 333-34871, and 333-18845) of Merchants Bancshares, Inc. of our report dated June 15, 2012 appearing in this Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan for the year ended December 31, 2011.

South Burlington, Vermont
VT Reg. No. 92-349

THE MERCHANTS BANK 401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Retirement Advantage Money Fund	1,678,916 Units		$ 1,678,916
*	Merchants Bancshares	344,850 Shares		10,069,686
	BlackRock Inflation Protected Bond Fund	28,112 Shares		328,353
	Brandywine Blue Fund	44,582 Shares		1,024,927
	Harbor International Fund	24,492 Shares		1,284,631
	Longleaf Partners Fund	48,590 Shares		1,294,926
	Loomis Sayles Bond Fund	180,246 Shares		2,510,836
	Oakmark Fund	37,279 Shares		1,554,148
	Oakmark Global Fund	53,392 Shares		1,060,365
	PIMCO Total Return Fund	506,307 Shares		5,503,559
	Selected American Shares Fund	45,215 Shares		1,784,616
	Thornburg International Fund	45,300 Shares		1,113,484
	Touchstone Sands Capital Fund	128,809 Shares		1,849,703
	Vanguard Life Strategies Moderate Growth Fund	22,385 Shares		428,883
	Vanguard Mid Cap Index Signal Fund	7,675 Shares		215,884
	Vanguard Short Term Bond Index Signal Fund	136,819 Shares		1,451,642
	Vanguard Small Cap Index Signal Fund	7,229 Shares		217,449
	Vanguard Total Bond Market Index Signal Fund	114,566 Shares		1,260,224
	Vanguard Total International Stock Index Signal Fund	3,532 Shares		92,528
	Vanguard 500 Index Signal Fund	17,344 Shares		1,658,926
	Westport Select Capital Fund	53,396 Shares		1,332,299
*	Participant loans	4.25% - 9.25%	-	672,630
				$ 38,388,615